Filed by Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO LIMITED
Moderator: Sandra Scott
June 22, 2006
7:30 am CT

Operator:	Ladies and gentlemen welcome to the Inco’s pre announcement of 2206 results in nickel market update conference call. During the presentation all participants will be in a listen only mode. Afterwards we will conduct a question and answer session.

As a reminder this conference is being recorded Thursday June 22, 2006. I would now like to turn the conference over to Sandra Scott, director of Investor relations please go ahead ma’am.

Sandra Scott:	Good morning and thanks for joining us on this call, which is being webcast on a live, listen-only basis. A news release was issued this morning and can be obtained at www.inco.com, or by calling investor relations at (416) 361-7670. Following this conference call, a PDF version of the remarks and related slides will be available through a link on Inco’s homepage.

I’ll begin with a few housekeeping items.

First, we are including members of the public and news media on this webcast on a live, listen-only basis. After completing our formal comments, we will take questions initially from investors and analysts on the conference call.

The second item is the compliance statements on our ore reserve estimates.

Third, all dollar amounts are in U.S. currency unless otherwise stated.

Given recent changes in Canadian securities legislation, I should make a few additional points:

Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

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Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

We have filed the text and slides used in this presentation with the SEC and on SEDAR in Canada;

Our filings with the SEC and on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.

Joining me at our Toronto office are Inco’s Chairman and CEO, Scott Hand; our Executive Vice President of Marketing, Peter Goudie; and other members of our management team.

Now I’ll turn the call over to Scott Hand.

Joining me in our Toronto office are Inco’s chairman and CEO Scott Hand and our Executive Vice President of Marketing Peter Goudie and other members of our management team. Now I’ll turn the call over to Scott Hand.

Scott Hand:	Thanks Sandra and good morning. As you all understand very well it’s not exactly business as usual at Inco these days. In the coming weeks our shareholders as well as the Falconbridge shareholders will be facing some big decisions that in all likelihood will determine the future for our two companies and potentially reshape the landscape of the base metals mining industry particularly in Canada.

And with so much on the line we believe that it is critical that you make those choices armed with the most complete and up to date information we can provide about our business. This is especially important when so many metal analysts are restricted in their ability to provide ongoing commentary to the market because their firms are acting as advisors to one of the parties involved in these transactions.

We have kept our focus squarely on facts and fundamentals throughout this process. Facts and fundamentals are what we plan to focus on today. We’ll address Inco’s great prospects as our operational and growth choices plus market forces propel us to a very strong finish for the year 2006.

We’ll highlight explorations that will underpin our future success and our nickel market guru none other than Peter Goudie will explain why we belief that nickel fundamentals far outshine those of most if not all commodities.

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Peter will tell you why we anticipate that nickel will remain much more robust than many people think.

But first I would like to take you through our second quarter results pre announcement and some other key drivers of our performance. We currently expect to meet or exceed our April second quarter guidance for nickel, copper and PGM production.

The rapid increase in LME cash nickel price will result in about a 10 cent a pound discount to LME prices during the second quarter but bolster our third quarter results. Using quarter per date per pound prices of $9.01 for nickel, $3.31 for copper our second quarter unit cash cost of sales after by product credits should be about $1.90 to a $1.95 a pound. That’s about 25% below our previous guidance of $2.55 a pound.

This is largely due to higher prices of byproducts. At quarter to date commodity prices we currently expect to achieve adjusted Q2 2006 earnings of about $1.70 to $1.75 a share on a fully diluted basis. And that’s 21% above the current first call estimate of $1.43 a share — its 92% above the adjusted diluted Q1 2006 at a diluted second quarter 2005 EPS.

This will be the high our highest quarterly net earnings on record. Not included in these estimated results is the sale of about 33,000 wet metric ton of Voisey’s Bay copper concentrate which has accumulated during the winter and that is currently scheduled to be shipped at the end of June.

But more likely will not be moved until early July due to the late arrival of the ship at Edwards Cove up in Voisey’s Bay. If these planned sales were to be included in the results for the second quarter it would increase net earnings by about 8 cents per share and reduce nickel unit cash cost per sale after by product credit by about 29 cents per pound.

We’ll expand on this when we issue our final results on the 25th of July. We currently expect to meet or beat our April copper and PGM output estimate for 2006 we are raising our nickel output guidance for the year by 10 million pounds to 575 million pounds of premium guidance of 5 cents to 10 cents a pound moves to zero to 5 cents a pound given the rapid increase in nickel prices.

As we are cutting our 2006 unit cash cost guidance by 15% from $2.35 to $2.40 a pound, to $2.00 to $2.05 a pound after by product credit using the 2000 consensus commodity estimate for nickel of $7.34 a pound and for copper $2.51 a pound.

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But remember the year to date nickel price is $7.78 a pound and nickel is currently trading at around $9.45 a pound. The year to date copper price is $2.73 a pound and copper is currently trading above $3.00 a pound.

These realized prices are all higher than analyst’s consensus price estimates. Our copper sales were 29% hedged in the first half capping price realization at $1.54 a pound but we have no second half copper hedges. Year to date copper is $2.73 a pound for the elimination of this hedge book is expected to reduce our cash cost of sales in the second half.

In 2005 we were at the low end of the Brook Hunt cost curve. Productivity at our existing operations and now at Voisey’s Bay should improve in the year 2006. We believe that we’re the only publicly traded mining company whose cost will fall this year in absolute terms despite higher ore prices and currency levels.

In the second half using to date commodity price of $3.31 for copper we currently expect that their overall nickel unit cash cost of sales after by product credits will be about $1.30 to $1.35 a pound. And that’s 40% below our first half cost guidance of $2.25, to $2.30 a pound due to a sharp drop in our use of high cost external fees.

Our second half 2006 cash cost are very level to copper prices. For every 10 cent of pound increase the price of copper our second half 2006 unit cash cost could drop by about 7 cents a pound. And on the screen you will see that our second half 2006 unit cash cost would be using a range of copper prices.

Voisey’s Bay will mean higher second half output and higher cash flow. We currently expect to produce 295 to 300 million pounds of nickel. And that’s versus 275 to 280 million pounds of nickel in the first half of this year.

We expect to get 177 pounds of copper or 52% of our copper output in the second half and with mining sequencing 57% of our PGM output should take place in the second half. And based on our current production guidance and a year to date per pound commodity prices of $7.77 for nickel and $2.73 for copper Inco would generate 2006 cash flow of about $1.9 billion or about $8.40 per share — cash flow per share at these expected production levels.

The Voisey’s Bay mill reached 80% of capacity in just months following the start of production. And so far in 2006 — so for 2006 we currently expect to produce about 120 million pounds low cost high grade nickel and concentrate from the mill up in Voisey’s Bay.

We also expect to process about 83 million pounds of that production in finished nickel at Sudbury and at Thompson this year. Sudbury’s finished

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nickel output is on course to be the best that it has achieved in 25 years. And we expect that our carbon ore refineries should run at peak levels — peak capacities. And that Thompson should have record output

In Canada we expect to enjoy lower unit cash cost of sales and superior profitability. In Sudbury nickel copper separation should capture about 30% of the copper in the fee as of fourth quarter raising the nickel output through the smelter. Our converter upgrade should set sulfur dioxide emissions and let us raise processing rates by at least 2%.

The converter — our new oxygen plant and a fluid bit roadster installation should improve operations. We expect record output levels in Ontario this year and nickel output at 258 million pound both furnace in Manitoba and with Voisey’s Bay fee we expect 2006 finished output from Thompson at 120 million pounds.

Buying Falconbridge will create synergies available only to our two companies. Within 24 months of the closing we expect to get about $550 million US in average annual pretax run rate operating and corporate synergies using the 7% discount rate these would have an estimated net present value of $3.5 billion after tax US and about $9.20 per share Canadian for the new Inco. And there is a lot of upside potential as to what we can achieve.

Plans at Clarabelle Mill to separate 30% of the copper in bulk nickel-copper feed should raise output 15% and enable more nickel processing. The new Inco expects to raise Canadian nickel and copper output to about — by about 100 million pounds for each metal by 2009 and platinum group metals by about 111,000 ounces.

And both the nickel copper separation to 30% from the 30 to 70% in the 30% we’re talking about now in the future would add more nickel output improved productivity and further lower costs all across our operation.

Inco has one of the best contained nickel in ore reserves and mineral resources; exploration results announced this week could add much to our asset base. At Voisey’s Bay’s Reid Brook Zone, Ontario’s Copper Cliff South and Creighton mines, and Manitoba’s Thompson 1-D Mine, we’ve found high grade deposits that enhance our efforts to raise nickel output and accelerate cash flow or extend mine life. We believe that these discoveries and our international projects pipeline reflect substantial unrecognized value within Inco.

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Voisey’s Bay’s potential for long-life, high-grade operations underground is evident in Reid Brook, which we’ll consider as a standalone operation. The ore is closer to the surface than we previously thought and the deposit is still open.

Inco is growing profitably and its leadership position. And we expect to generate the industry’s most efficient low cost output increases. That’s good news for our stakeholders for the world which needs all the nickel it can get. And in that regard I’ll turn it over to Peter Goudie — Peter.

Peter Goudie:	Thank you Scott. Most said I was too bullish. Now I admit to being too cautious. In the April conference call I stated that 2006 began more strongly than we had anticipated. And prices had to rise to a new level. And I gave a new market forecast.

Today I’m here to tell you the market has continued to outpace our expectations. We are increasing our 2006 global nickel market deficit projection to 30,000 pounds. So here we are again standing in a place where we have little company. But I believe we are taking a realistic view of this remarkable market.

A 30,000 ton deficit in a market with very little inventory is a significant development. Moreover beyond 2006 we continue to expect that the nickel market will be very tight for several years in demand and expect it to outstrip limited supply growth.

The nickel market story is very straightforward and has not changed. The nickel market is as I said on April 20 basically about fundamentals. The story is just being rebuilt even faster than I had anticipated. Now April call we forecasted a full year global nickel market deficit of between 5 and 20,000 pounds.

Now with only seven business days to go in the first half of 2006 LME nickel stocks have already fallen over 22,000 pounds. Along with the continuous draw down of nickel stocks off the LME the level of cancelled ore is also near record highs indicating that more than 5,000 pounds of additional nickel is expected to be removed from the LME in the short term.

There are not any significant stocks of nickel. Available stocks to meet demand are falling. There is no rushing situation to change the market suddenly like in the early 90’s. This market is tight. The key question of course is whether this demand strength will continue through the second half.

We all know the demand came up strongly in the second half of 2005 and so what makes 2006 different. Given the strength and the fundamentals I believe

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that the tight nickel market will continue. As you know I have my opinion but I will present my top 10 facts that support a strong second half of 2006.

One, the industrial production leading indicator is currently rising not falling as it was this time last year.

Two, stainless steel inventories are at low levels globally due to strong demand.

Three, throughout the first half stainless steel mills have announced a series of price increases and customers accepted them. Where as last year prices were falling.

Four, stainless steel mills have strong order books and appear to be well booked past the third quarter as a result lead times for stainless steel have increased in all areas.

Five, in the first half stainless steel production across all regions was stronger than we anticipated and we are raising our production forecast for the full year. This time last year production cuts were being announced.

Six, in some areas scrap prices have increased to as high as 99% of the LME cash price. As scrap supplies become tight.

Seven LME introduces nickel inventories are falling rather than rising than they did last year.

Eight, enquiries from customers for nickel and the nickel premium being paid is a clear indication of the tightening and strength of the market.

Nine non stainless steel demand products continue to be strong as we have described in past calls.

Ten, reported nickel production and forecasts for the year have declined.

Let me now give you more detail on my top ten. One, economic growth is forecast to be solid for the remainder of 2006 and also 2007. We believe that global industrial activity will continue above trend. The OECD leading indicators released earlier this month signal a continuing positive outlook for the OECD area.

The six month rate of change which predicts turning points and economic activity from six months ahead rose for the 12th consecutive month in April. And the leading indicators published by the OECD for China and India are continuing to rise strongly.

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In contrast at this time last year industrial production indicator had been falling. Industrial production and the OECD areas currently in the 3.5 to 4% range year over year compared to about 1 to 2% in mid 2005. Chinese industrial production continues to be very strong with forecasts as of June near 16% growth for 2006 and 14.6% in 2007.

In addition we believe that the US economy is flowing from the high rate of growth to a more sustainable pace with industrial production of 3.5 to 4.2% range this year and next. Importantly industrial production growth for the G7 plus T economy of Asia is now forecast to be 6.7% in 2006 and 6% in 2007.

This environment will continue to provide a solid broad base underpinning for nickel demand. As I’ve said many times industrial production growth drives nickel demand.

Two, stainless steel stocks are currently low as a result of the draw down in late 2005. Demand has been very strong the first half of 2006 causing restocking to take longer than expected. This is occurring globally. European stock of inventories are at low levels.

The US service center inventory data shows inventory of 3.93 months versus 4.82 months in April of 2005. Actual inventory in the US is down 135,000 pounds from the peak in 2005. In Japan stainless steel inventory are falling.

March inventories are 1.0 months sales down from 1.17 in February and down from a peak of 1.37 months in August of 2005. Inventories are also low in China, Taiwan and Korea. Chinese stockers — stainless steel inventory in May down by 30% from the same time last year.

Three, stainless steel prices of silver being higher and major stainless steel mills continue to announce price increases. For example Japanese stainless steel mills have announced a six consecutive monthly price rise.

Prices in key markets are up 40% the first half of 2006 and rising. For last year the same period prices have falling by 8% and were still falling. Price increases continue to be accepted.

In comparison in 2005 when we had second half weaknesses there were no base price increases in the US for the entire year. The fact that the stainless steel mills are raising prices and the increases are being accepted clearly shows the strength of stainless steel demand.

Fourth, stainless steel demand has exceeded our expectations. In Germany stainless steel orders are up 56.5% May year to date. In the US service center

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shipments are up 5% year to date. In the first quarter Japanese stainless steel orders are up 14% quarter over quarter and we’re also 7% higher than in the first quarter of last year.

With rising demand and low inventories in the supply chain lead times for stainless steel have increased in all regions by up to six weeks compared to June 2005.

Within the past few weeks I have personally visited and had discussions with eight major stainless steel producers in Taiwan, China, and Japan. Their outlook as expressed to me was very positive on the demand for stainless steel and their expected production rate.

Five, stainless steel production in the first half of 2006 was stronger across all regions that we anticipated. The second quarter was the third consecutive quarter of melted output increases. In Europe mills are continuing to melt at high rates with the output from the top four countries up 4% April year to date. The Chinese mills output continues to increase with April up 29% year over year and year to date up 26%.

In Taiwan May output is up 13% year over year and 4% year to date. US stainless steel production rose 6% year over year in April and year to date is up 5%. Accordingly we have increased our 2006 US stainless production forecast by 133,000 tonnes.

Stainless steel production is expected to be very strong not just in the US but around the world the remainder of the year. Therefore we have increased our stainless steel production growth for the world forecast increase to 10%, yes 10%, up from our 8.2% forecast at the time of the April call.

This new increase is in addition to the growth already forecast in China based on the three million tonnes of new stainless steel capacity in the second half of 2006.

Six, scrap. Market data indicates that scrap remains very tight. Chinese and Korean scrap imports are down year to date April by 7% from 3% respectively. The tightness in scrap can be seen in the very high May prices compared to last year. May 2006 scrap prices were 99.7% of (unintelligible) cash in the US compared to 87.2% in May of 2005. In Europe scrap prices were 98.8% compared to 91.6% last year. Scrap is tight which equals stronger demand for primary nickel.

Seven, nickel inventory. At the LME producers is falling rather than rising as it did last year and is now at four point one weeks of demand. LME nickel stocks have decreased by over 62% year to date along with a continuous draw

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down of nickel stocks off the LME the level of cancelled warrants is at 36% which is near record highs.

Where is all this nickel going? One key area where nickel demand has exceeded our expectations in the first half is the US. Actual US nickel demand through April has exceeded our forecast by 6,000 tonnes. As of April nickel demand in the US is up 10% year over year. Demand is based on broad strength in both non-stainless and stainless steel markets.

Eight, requirements from customers for nickel and the nickel premiums being paid give us a clear indication of the tightness and strength of the market. From discussions with our stainless steel customers and their inquiries about getting more nickel over the balance of the year we have confirmed the market strength first hand.

Nine, in the non-stainless markets we are seeing a continuation of the message we have discussed in previous conference calls. Demand has been strong from the high nickel alloy market in the US and Europe primarily driven by strength from the aerospace sector.

Other applications expected to create strong nickel demand include land based gas turbine, the oil industry, nuclear plants, LNG ships, and environmental equipment.

It is true that prices are hitting the plating market hard and there has been a significant fall in demand for nickel for decorative plating. Such demand continues to increase with functional plating. For most of the plating market the volatility in nickel prices is more difficult to manage than the price itself.

The supply chain is already adjusting to these new pricing levels. We’ve always said there must be substitution to force demand in line with supply and we’ve always said decorative plating would be one of the first applications to be hit so this is not a surprise. The market works and prices have to rise to adjust demand to supply.

Ten, on the supply side nickel producers have been running at capacity to meet the strong demand I just described. A high nickel price encourages producers to operate at or above capacity and this creates a very high risk of supply disruption.

Producers have no margin for disruption and have no way to make up shortfalls. As data is coming in from producers these concerns are proving to be justified, resulting in a downward adjustment to our forecast of production for 2006 of 5,000 tonnes to 1,334,000 tonnes. The risk of further disruptions remains high while producers continue to maximize production.

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Also importantly it is clear based on inquiries from customers that all producers have low inventories and are finding it difficult to supply all customer needs on time. This also explains the draw down of LME stocks.

Based on my top ten facts our new global supply demand balance forecast for 2006 is a deficit of 30,000 tonnes. The deficit cannot be any larger as effectively all available nickel will be utilized. Again prices will have to rise to keep demand in line with available supply. This means the market will be very tight in 2006 with constraints on demand growth, creating the tightest conditions that lead to high prices and high volatility.

In my view 2006 is not a spike. It is the result of the lack of new major nickel projects for a number of years and the exciting growth in nickel demand, especially in China with India to follow. Strong nickel demand growth will result from strong global industrial production growth. Demand is expected to continue to out strip supply resulting in supply/demand deficit beyond 2006 and lasting for the next several years.

It takes a number of years to bring on significant new nickel supply. In order to meet the underlying demand for nickel the market would need a Goro size project every year. Even if a new surprise project was announced today the nickel would be unlikely to hit the market until after 2010. New nickel projects are proving increasingly difficult to bring on with very high capital costs, complex permitting requirements, often challenging technologies as the industry moves into lower grade laterized deposits, and frequently locations in countries where the business and political issues are challenging.

We believe that the new economics of nickel projects are such that the nickel must be significantly above the average prices seen in the past in order for these projects to be commercially viable.

The impact of China makes this situation even more extreme. In the last period of strong global industrial production growth driven by Japan from 1960 to 1974 world nickel demand growth averaged over 7% per year. This demand growth is well above the forecast supply growth.

The market will therefore either be in deficit or in a tight balance through 2010 and likely beyond. The market in surplus is quite unlikely in this timeframe.

With the market in deficit substitutions will be a factor. However nickel’s excellent properties make it hard to substitute and still achieve the same benefits. Last year many end users who had switched from higher nickel containing austenitic stainless steel grades to lower nickel containing

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austenitic grades, specifically 200 series, discovered that the corrosion properties were not good enough. These users are returning to grades with higher nickel content.

Furthermore an increased switch to ferritic grades which contain no nickel has not been seen in the market. In fact the use of austenitic grades is rising in key markets. In the most recent data from Germany ferritic grades are down 6.9% April year to date while austenitic grades have increased.

In the US the austenitic ratio climbed to 67.6% in the first quarter, up from 62.5% in the third quarter last year. In Japan the use of nickel containing grades is also rising and stood at 64.4% as of April.

Although nickel is hard to substitute we have consistently said that substitution must occur to bring demand in line with limited supply. We have seen this in the decorative plating market. Please do not misread the substitution process. When it occurs it is not a sign of weakness. It is a sign that the market works.

In February I told you do not rely on gut instincts to guide you. Mark my words, your gut has never been here before. In April I said this nickel market is about fundamentals. The fundamentals are real and they are strong and I added it will also require a more substantial increase in nickel prices for a more sustained period at current price levels to achieve the substitution required to bring demand in line with supply.

In all the conference calls the past couple of years I have told you to expect volatility. I believe all of these statements remain true. Today the nickel market is in a fundamentally stronger position than at the same time last year. I believe we will not see a repeat of the de-stocking that occurred in 2005.

I will close with three facts and three opinions. Fact number one – tightness of supply resulted in the need for a net draw down 22,000 tonnes from LME as consumers search for new nickel.

Fact number two – there are less than 14,000 tonnes of nickel left on the LME, less than 9,000 tonnes after cancelled warrants. Both producers and consumers have low inventories.

Fact number three – current demand growth is strong and near term and medium term supply growth appears limited.

Opinion number one – I will say once more what I’ve been saying for more than three years. Prices will have to once again rise to bring underlying demand growth in line with supply.

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Opinion number two – in 2006 we will see a deficit of 30,000 tonnes, removing all available inventory.

Opinion number three – the outlook through at least 2010 is one of insufficient nickel to meet underlying demand.

I wish you good luck in forming your opinions on this remarkable and exciting market. I hope to read that you will join me so I will not feel alone. Thank you.

Scott Hand:	Thank you Peter. While an unusual time – not business as usual in the corporate world but all the potential changes in the base metals mining and metals landscape but at our operations and in our markets business is very, very good; strong and consistent in growing productions in a market that as you can see needs our nickel.

Costs are going down, strong cash flow, great earnings expected for the second quarter and for the remainder of 2006, and with Falcon Bridge substantial value being created here in Canada. And as you heard from Peter a very strong nickel market in 2006 and well beyond that as we go forward.

With that we would be very happy to answer your questions.

Operator:	Ladies and gentlemen if you would like to register a question please press the 1 followed by the 4 on your telephone. You will hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration please press the 1 followed by the 3.

If you are using a speakerphone please lift your handset before entering your request.

One moment please for the first question.

Our first question comes from the line of John Hill. Please proceed.

John Hill:	Thank you and good morning everyone. Thanks for a very detailed and interesting presentation. I was wondering if we could get a brief update on the labor situation on the ground at Voisey’s Bay and also an update on the situation on the ground at Goro as we sit here today.

Scott Hand:	At Voisey’s Bay we continue our negotiations. This will be the first contract for our Voisey’s Bay operations so we in the United Steelworkers are negotiating. I’m not quite clear as to when that will complete; probably in the next month or so. So we are in negotiations and we would expect to complete

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a contract which will be good for the operations and good for the people. But we’ll just have to wait and see.

And of course as you know we did have a very successful result up in Sudbury in completing a three year contract with the steel workers up in Sudbury.

As to Goro we are ramping up and getting back into construction there. As you all know as we’ve indicated a number of times we did have disruption there as a result of a very small group. There’s support in New Caledonia by all people and from all areas of New Caledonia have been very supportive. And we’re working through that. You can be sure that any concerns that people do have are addressed in a proper way we will do that.

As a result of that disruption we’re looking now as to what impact that would have on the schedule for the project because we lost two to three months I would guess. A lot of things went on undisturbed. Of course we continued all the engineering work in Brisbane; all the module work that we’re doing in the Philippines continued.

So we’re accepting the schedule and what impact that would have on the capital costs. But the Goro project has – like all projects being built today is impacted by the increased cost of all the things that every other project is being affected by. But of course the good news for Goro is we bought a lot of things beforehand but those things that we have not bought of course were affected like everybody else.

And of course as we look at the – I guess you’d say the completing the permit requirements in New Caledonia whether what impact there would be there we would expect to have a report on where we stand on the Goro project probably in July after our board meeting would be my best guess (John).

At the end of the day when you look at it, you know, we said one eight seven eight billion plus 15%. This takes you to around $2.1, $2.2 billion. At a 375 nickel price long term that generates a return of about 15% after tax. I think if you look at nickel projects today that people are looking at where they have feasibility studies and are not into construction – as you know they’re only a few projects that are really in construction today – our view is is that a new nickel project minimum is $2.5 billion and probably higher once the feasibility study becomes reality because feasibility studies are a first step to what the real cost of a project is.

Our view is you probably need a nickel price long term somewhere above $4.50 to $5 a pound just to get around a 10% rate of return after tax. So if you

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look at that and you look at where Goro is we’re very well situated despite the fact that we have this disturbance there.

What it also says is that as you look forward supply to feed this growing nickel industry, to feed the growing demand that Peter outlined, is a big challenge because the sticker price and the sticker shock to build a new nickel project is enormous today.

John Hill:	Very good. Thank you and good luck.

Scott Hand:	Thank you John.

Operator:	Thank you. Our next question comes from the line of David Charles. Please proceed.

David Charles:	Yes good morning. Just a quick question – Peter gave a very elegant presentation on the outlook for the nickel markets. You know, what would be – would his views change significantly if there was let’s say an unexpected recession in the US within the next 12 months?

Peter Goudie:	Certainly the impact of an unexpected recession has to have an impact. But the question really is how big is that impact going to be? One of the pictures of the nickel market at the moment David is the amount of buffer that is in there on demand that is simply not being met. And if there was a recession there would certainly be some impact. It may be a shorter term impact than some would believe. I think there would be an immediate impact coming more from sentiment rather than the impact of the real fundamentals.

I think there is still – the US economy is still such a major part of the world economy that it has a ripple effect throughout the world but it’s not the same as it was even just a few years ago.

So we certainly – the outline that I’ve given you is on the assumption that there is not a recession in the US. If there was a recession it would have some impact but I believe it would be shorter term and smaller than what a lot of people would expect.

David Charles:	And maybe just to move away from the US then the Chinese government appeared to be taking a different tack as to how they wish to slow the economy going forward. You know, and I think it was last week or so they announced an increase in discount rates over there. And, you know, I suppose the question I have for you given your recent visits to China and your discussions with stainless steel producers, you know, do you see any worries about, you know, tighter monetary policy over there? I don’t think that could have a distinct impact on IP growth in China over the next 12 to 18 months.

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Peter Goudie:	Certainly in my discussions and as I said I met with all the major stainless steel companies in China. They don’t have a concern that any actions the Chinese government is taking or is thinking of taking is going to have an impact on what their plans are. As we discussed their production plans and their requirements for nickel that was not playing a part. They were not expressing any concern.

If you look at the amount of investment that is going into China it continues to be extremely high. And that is going to be there and is going to require a lot of stainless steel, a lot of nickel over the next 12 months to build the plants that have already been approved and are going ahead. There are still enormous infrastructure projects that the Chinese government has started and is going to go along with.

I think a lot of the things the Chinese government is trying to do is trying to put a dampener on speculation in the real estate industry more than anything else and I find that a difficult thing to do. I did not pick up in any of the meetings I had – and I had meetings not only with the stainless steel industry – I also met in Taiwan and China plating distributors that represent probably 30% of the total world’s (unintelligible) plating trade. And I mention Taiwan because a lot of that is being done for the Chinese market also.

And also met a number of senior people in government. I didn’t detect anything that would give me some (unintelligible).

Man:	Next question.

Operator:	Thank you. Our next question comes from the line of Sam Arnold. Please proceed with your question.

Sam Arnold:	Hi good morning guys. Good discussion this morning. Just taking it one step further Peter could you discuss kind of the major industries that nickel is exposed to? Say for instance construction, oil and gas, and consumer appliances so we can kind of get a feel for if there is a slowdown in any one particular area kind of what type of market demand impact that could have?

Peter Goudie:	I think one of the remarkable things about nickel is the enormous spread of the applications and where nickel goes into. It touches practically every industry and segment of the economy which means there’s not as sensitive to a downturn in any one particular part of the economy as maybe some other products are.

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Once you produce stainless steel for example stainless steel is something like 65% of total nickel consumption is used to make stainless steel. Stainless steel goes into almost everything.

But if you look at the major areas a lot of that, especially in China, is going into construction of industrial plants, it’s going into nuclear power plants. As you know the Chinese government has got a very aggressive growth program on building a very large number of nuclear power plants. It goes of course into the oil and gas industry both into the exploration and the production and the refineries.

And given where the price of oil is we should not I don’t think expect that there’s going to be any easing off on the amount of nickel and the high nickel containing pipes, et cetera that are required for the oil and gas industry.

It certainly goes into the consumer industry. The important thing about the consumer industry and what gives me a lot of confidence is that we normally think about a sudden jump in the consumption of nickel containing products as a segment of the consuming population passes about a $2 or $3,000 per year per capita income.

And what we’ve seen in countries like China and India and some other countries also a very quick move, a very large portion of the population moving into that income bracket that historically we would associate with being now moving into a consumption of the higher value types of products, including those that require stainless steel or nickel containing products.

In China we often talk about the fact that we’re seeing about 17 to 18 million people a year move off the farms and into the urban areas. This is requiring an enormous amount of construction, of new family homes. And in the urban areas we’re seeing if you look inside a Chinese home in Shanghai for example now they’ve got all the amenities. They’ve got the air conditioning, the washing machines, and the sinks and everything that contains nickel and stainless steel that you would expect.

And the impact on urbanization in China is not only the fact you’ve got 17 million people a year moving into the urban (unintelligible) centers that need to have accommodation built for them, you’re seeing it within the urban areas a splitting of families. Whereas before you might have two or three generations living in one small apartment, you’re now seeing people as they get married moving out and setting up their own home. So you’re seeing a doubling of the requirements to some extent of housing all of which given the income bracket that these people are moving into is generating enormous amount of consumer demand for nickel containing products.

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So combining that which is not going to stop and the Chinese government accepts it and they actually have to be able to move people off the farms to make the income of the agricultural society much stronger than it has been in the past and create new jobs for people moving off the farms. As they move off the farm – they have to build factories, they have to build plants to employ them. The factories and plants need nickel. They have to build housing. They have to build all the things that go into the housing. They all need nickel.

It’s a cycle that is increasing in speed and is very, very exciting. And I can’t see what is going to cause it to pause.

Sam Arnold:	Okay great. Have you guys actually seen an up tick in the use of stainless steel in the oil and gas industry just as kind of, you know, more sour service facilities are being developed, kind of new projects around the world. I mean it seems to me that would be a pretty tremendous use just because of the bulk, just the amount of material you’d need. Is that the case or...

Peter Goudie:	That’s been the case. In fact I was in Japan just a week ago and in fact the major producers of these specialized pipes for this type of application are really in Japan. And talking with the producers of these pipes in Japan, A, their outlook for demand is very, very strong, and B, they’re finding that because of the need for these that they are able to successfully pass on the increasing price of nickel in the price they charge for these specialized pipes. And certainly the volume is increasing.

Now as you imagine there are many grades of these pipes. They are very different nickel content depending on how especially — exactly where they are going to be used. Some of them have fairly low nickel content but some of them have extremely high nickel content.

Sam Arnold:	Right, absolutely. Okay, very good. Thank you.

Peter Goudie:	Thank you.

Operator:	Thank you. Our next question comes from the line of Ian Howat of the National Bank. Please proceed.

Ian Howat:	Yeah, good morning, a couple of questions. On — as the merger goes ahead there would an increased production out of the Sudbury Basin of around 26,000 tonnes in ‘07 up to 45,000 tonnes in ‘09. Is there any indication or risk that that could throw off the supply demand balance Peter?

And then the other question was on your slide on Page 62, as far as 62 showing the German grades, ferritic and austenitic. Is that a fall of in demand

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in that material or could you explain that? Because it doesn’t match with the German stainless steel orders being up 56% over the same time period.

Peter Goudie:	Just to touch on the question of increased INCO production, certainly we of course are fully aware of what the increase INCO production numbers are going to be and that is fully built into the supply demand balances that we do going out through 2010 and beyond. But given where we believe demand growth is going to be, having built those increases in we still are of the view that I’ve expressed that there is not sufficient nickel to meet demand through 2010.

Ian Howat:	Okay, so that would imply if the merger doesn’t go ahead there will be at least a 26,000 tonne deficit next year as well?

Peter Goudie:	I haven’t given a specific number and we won’t give that at this point in time for 2007 but certainly I will say that we see a deficit in 2007 but I would say the real number deficit is going to be very small.

And the reason it is going to be very small is if you look at our projection for 2006 there is no inventory buffer at the end of 2006. Therefore demand in 2007 has to be restrained to fit with what production is. There is very little inventory remaining in the system at the end of 2006 that can drive a demand number that’s higher than production. So your deficit is going to be small, not meaning that (unintelligible) that level. Demand can’t be any higher than what the available supply is.

Ian Howat:	Okay.

Peter Goudie:	You asked about German stainless steel. I’m trying to find which of the slides you’re referring to.

Ian Howat:	It was Slide 62 where you were talking about their ferritic rate is going to be down 6.9% April year-to-date, austenitic... And then on Slide 43 or Page 22 you talk about German stainless steel orders up 56%. I’m just trying to, you know, coordinate those two statements.

Peter Goudie:	Well the — one is talking about the order book and one is talking about the specific grades of stainless steel. The austenitic grade, if I look at German stainless steel in total, our numbers would indicate that 2006 production will be 1.655, and 2005 was 1.590. So we’re seeing an increase in total German stainless steel production in 2006.

Coming to the austenitic versus ferritic, in 2005 we were saying the austenitic ratio is 68.8% increasing in ‘06 to 70%. So there was an increase in total

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stainless steel production forecast for Germany for 2006 and an increase within that production increase — increase in the austenitic ratio.

Ian Howat:	All right. Thank you.

Operator:	Thank you. Our next question comes from the line of Ron Meyers. Please proceed.

Ron Meyers:	Hello?

Scott Hand:	Yes hello.

Ron Meyers:	Hi sorry. The operator got cut off. Good morning. Just kind of a broad statement. In talking with a lot of INCO shareholders right now, there seems to be a fair amount of well, a consensus at least among some. And it goes along the lines of INCO was planning to raise its bid for Falconbridge. To do so or if it does so its price will — the price of its stock may take a hit, which will then diminish the value of any increase that it makes.

As a consequence, much of the effort that INCO has been going through for the past three or four weeks in terms of speaking to investors and investors tours of Sudbury and what not, is a genuine effort of kind of jawbone up the price of the stock. So the question — so the next issue that comes up is can INCO there for raise their bid for Falconbridge without diminishing the price of the stock and that remains to be seen.

And the next thing that people say is well why might not — why wouldn’t they partner up? So with that preamble, my question is this. Are you now, have you been, or what is the status of any negotiations you may be in with third party partners, joint ventures, buyers of assets, in an effort to complete the track of the transaction of Falconbridge? And if you have any other comment on what I said I’d love to hear it.

Scott Hand:	Well Ron I can’t say an awful lot other than we’re not out here jawboning. We’re just trying to put the facts out and I think make sure that people understand how strong the nickel market is, what good performance INCO is showing here. And we’ll see whether or not it has any impact on our stock price or not to the point where we are cleared to be able to decide what we do.

That’s not today. That will be once we’ve got the clearances from the Untied States Department of Justice and the European Commission. So as I always say here, I use the words that my famous philosopher Yogi Berra, it ain’t over until it’s over and we’ll see where we are and where we’re ready to make that decision.

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Ron Meyers:	I don’t — go ahead.

Scott Hand:	As to your second question, all I can say is that as you know if you’ve read the director’s circular that we’ve put out rejecting the bid made by Teck, we indicated that we would be in discussions with third parties for a whole range of strategic alternatives. And then we filed an amendment to that with the Securities and Exchange Commission. We said we were in negotiations. And when you move from very general discussions into negotiations, you’re required to file with the SEC which we have done.

All I can say is that we are having discussions or negotiation. But I really can’t say much beyond that at this point. But the whole purpose of what we’re doing is to find the best alternative, to create the best value we can for the INCO shareholders. And as I’ve said consistently and I’ll say it again, we think that the friendly acquisition of Falconbridge is the way to go. But we are cognizant of what’s happening in the marketplace. We are cognizant of what you just said in terms of the INCO stock price.

Quite frankly, our view is is that what where as some people suggested our price is overvalued, our view is that it is undervalued because of the short selling that would be — short position in our stocks. And we’re going to have to make that judgment, because we think that if you took away all the noise, we’d have a very strong stock price. But that’s a judgment we’re going to have to make as to what we do when we’re cleared to proceed. And that’s not today. But I cannot say to you right now precisely what we’re talking about other than we are talking.

Ron Meyers:	Thank you very much and we appreciate what you’re doing.

Scott Hand:	Thanks Ron.

Operator:	Thank you. Our next question comes from the line of (Jeffrey Goldberg) of (Wexford) Capital. Please proceed.

Jeffrey Goldberg:	Hi, congratulations on all the good news. I have another macro question for you. When you guys look at nickel compared to the other metals that you guys product, obviously you’re going to — I mean it makes sense that you guys are going to come on the call and talk about all the good aspects for nickel going forward through 2010. But when you look in comparison between nickel, copper, zinc, what big issues in your opinion should investors be looking at in terms of supply or demand? You know, what are the main things to differentiate in your opinion?

Scott Hand:	I could say a couple of words and then I’ll let Peter Goudie speak. I think our view is pretty clear that we believe nickel to be in the best situation of the

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metals for two reasons. One, on the demand side you can see some very strong demand growth. I’ll ask Peter to comment on what he thinks the demand growth rate is going forward. But it’s probably higher than what I would consider to be the second best metal, which is copper. But you’ve got very good demand growth. I’ll let Peter give a number. I won’t give it because he’s the expert and I’m not. I’m somewhat of an expert but Peter is a guru and he can tell you.

And so you’ve got that for nickel. And then of course as I mentioned before, a major supply challenge. And that’s why we think nickel is number one. Copper though is very good in our view and that’s why we think it makes so much sense to combine INCO and Falconbridge to create a company that is going to be a leader in the nickel world, by getting the additional production and with the value creation to reduce our cost base to make it increase margins. That’s where you are in nickel.

But if you look at the Falconbridge copper business, a great copper business, not one of the biggest copper business but it’s great in terms of its size, it’s ability to expand both brown field and green field. And the challenge I believe in copper while it might not have as strong a growth rate as nickel does, it also has a major supply challenge. So we think that that is a very strong aspect.

The third thing I would say to you is we believe you should produce the metals that China needs and doesn’t have a lot of. Those are nickel, and that is copper. If you look at some of the other materials, zinc would be one and there are others. China produces a lot of them and has the ability to expand. And that in our view is a supply challenge in those materials.

But in nickel and in copper, China does not have enough. It needs it. It needs it badly. I won’t say which one more than the other. Peter can comment. That’s where we think we ought to be in the two best metals around, nickel and copper. Peter, did you want to comment?

Peter Goudie:	Yes the — what we were seeing I think in the world is this enormous growth that’s taking place that is having such a big impact on the world economic numbers. Growth in new economies if you like that tend to be growth that is very high metal intensity. Now this is going to create I believe very strong growth rate for base metals going forward. And that’s going to apply to both copper and to nickel. It should experience growth rate in excess of the trend rate that we’ve seen in the past as China continues its metal intensive growth and we begin to see it in other countries in the future like India.

If you try to look for a way you would expect growth for nickel for example to be — let me focus on that, as I said in the speech, if you look when Japan went through a process similar to what we’re seeing in China today, in 1960 to ‘74,

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that was be enough to move the worldwide growth rates of nickel demand to 7% per annum for that entire 14 years. And that was driven by an economy a fraction the size of the Chinese economy in terms of population.

Now the Chinese population is going to take a considerable time to move its population into that area that is part of the metal intensive growth. That’s going to take a very long time. If you’ve traveled in China you have seen the enormous difference between the urban areas and the — some of the countryside in the west for example. But you can use that as a guide.

If Japan with about 100 million people was able to move the whole world nickel demand growth to 7% a year, then I would say that the population in China while not the full 1.3 billion but the population that is driving a metal intensive growth is a long way more than what the Japanese population was at that time. So I think if you use 6-1/2% to 7% you are being cautious enough to see where you expect the growth demand for nickel to be for a number of years to come.

And as we look at the complexity of nickel projects, and look at where those nickel projects are going to be, that 6-1/2% to 7% is I would say going to be a challenge to the nickel industry to be able to provide the nickel that is required for that.

Copper is also going to be a good metal to be in. There is no doubt about that. The demand, the application, the properties of copper are extremely good. And as Scott said, it’s great to be in the metals that China desperately needs to have but doesn’t have its own resources to produce in abundance and influence the world supply as they are able to do in some of the metals. I hope that answers the question.

Jeffrey Goldberg:	Yes.

Scott Hand:	Okay.

Operator:	Thank you. We have a follow up question coming from the line of David Charles of GMP Securities. Please proceed sir.

Scott Hand:	Yes David.

David Charles:	Yes, here is a question a little bit directed at you Scott. You did mention in the last conference call that I know you did say it would take a little while longer. But you gave a long discussion as to what causes delays for projects and on the question specifically on Goro you talked a little bit about delays or cap ex without being more precise.

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I’m just wondering is — should one read into this that there may be a quarter delay in Goro and that to all intents and purposes given situations beyond your control that we really wouldn’t be seeing Goro come up or starting to produce in a significant fashion until maybe ht first quarter in 2008?

Scott Hand:	I guess you weren’t on the call David. I answered that question earlier in the call. But what I said was with the disruptions and the fact that we had to shut it down for a bit and then begin to ramp up again, which we’ve been doing, we’ve probably lost I don’t know, two to three months. We’re studying it right now. And I indicated that because of that that would push the project out by some period of time, which we’re trying to determine right now.

And the question you always ask yourself is have you lost all that time where because things were progressing okay in other areas very well, in other areas like we’re building a lot of the modules for this plant in the Philippines, what is the impact? I have to say there will be an impact.

That’s good news and bad news. We’d like to get it up as quickly as possible because all that nickel from the Goro project is heading straight to China. And we’re building a plant to handle that nickel (unintelligible) in China to go in the stainless steel industry because we will be a large participant in the stainless steel industry. And we’re also negotiating with I think the largest steel company in China and probably will be the largest stainless steel company in China, Taiyuan Iron and Steel or TISCO, to put a plant on their site as well.

So we would really like to get that plant in operation as soon as we possibly can. But we have to be realists and understand, and we don’t quite know yet, we’re working on it, as to what impact it will have.

The other I guess the good news bad news result is the extent to which it’s delayed, it impacts the nickel market. Bu tour objective is to get it on line as soon as we possibly can because of the great demand that we see in China and because of the long-term relationship we have and want to continue to improve in China.

The long answer to say likely to be some delay but we can’t determine what it is right now.

David Charles:	Okay, so I’ll make my assumption that it’s going to be in 2008. Maybe just as a...

Scott Hand:	You say that. We may be able to, you know, turn the keys in late 2007. I just can’t tell you right now.

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David Charles:	Okay. Obviously then the other touchy question is the capital expenditures. When do you feel you’ll be in a position to give new guidance to the marketplace as to what the change if there were to be any change in capital expenditures on the Goro project related to these issues?

Scott Hand:	I addressed that too, and what I said was we’re working on that right now. And we would expect to have an update report sometime in July, maybe at our board meeting — after our board meeting in July as to where the project stands. As we’ve indicated pretty clearly I think, 1 billion 878 million plus 15% which takes you to about 2 billion 150 or something like that, has indicated it’s very likely going to be there. The question is with the delays, with the increased cost of materials, the things that we have not yet purchased yet, what impact that would have or any permitting, additional permitting requirements in New Caledonia as to what impact that will have.

What I said was if the 2150 billion at a $3.75 nickel price the rate of return on the Goro project is 15% after tax. What I also said was that if you want to build a new nickel project today and you’ve got a feasibility study, the feasibility study is normally the first capital cost you get. It ain’t the last. And our view is that the sticker price on a new nickel project today is well in excess of $2.5 billion. And that means you need a long-term nickel price somewhere of $4.50 to $5.00 a pound just to get a 10% rate of return.

The reason I say all that is if you look where Goro is, yes we’re faced with the cost increases that every project in the world is faced with. But I say to you, it’s probably the best nickel project being built today.

David Charles:	And seeing as you just raised it, I mean the permitting issues, I mean can you give us just maybe a brief summary of what those issues are and how do you expect them to be resolved?

Scott Hand:	Well, when you say permitting issues, you know, what you find is that for example on some of the labor - our labor we’re able to have longer shifts and therefore they are able to work, and we got special dispensation. We’re finding for example that contractors and employees may not be able to work as long shifts and so you have a productivity impact. It’s those sorts of things.

And, you know, some of the — as we’ve — I think as we’ve already indicated as we look at the tailings (unintelligible) that we’re building, what would be the final requirements there. I’m talking major number here, but, you know, there could be something there. We’re just trying to determine that right now.

David Charles:	Thank you very much.

Scott Hand:	Great. Any other questions?

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Operator:	There are sir. Another follow up question from the line of Ron Meyers of Desjardins Securities. Please proceed.

Ron Meyers:	Scott in terms of synergies and cost savings, the initial number if I’m not mistaken was around $300 million. Then you increased that again to, you know, in the neighborhood of $500 million. And now I’m hearing a whisper number you know, of $800 million.

Can you tell us how you can move those numbers up to double, you know, in two weeks. I mean I understand your macro outlook. I think it was articulately presented, you know, and with the context of the fact that that outlook can’t go out much more than six months to a year, I mean how do you do that?

Scott Hand:	I don’t know what whisper number you’re referring to. We went from $350 million to $550 million and when you look at the $550 million it’s all very clear, very well thought out projects which we can do in the Canadian operations of the two companies. And they are very clear. And the reason we had the synergies tour up in Sudbury was to show people how clear they are and how achievable they are.

What we also said was that we think there is more. And without quantifying it, because we’re not going to quantify anything until such time as we can put, you know, we can put our commitment behind us. But I - we cited three potential areas that I can think of.

Number one, we’ve indicated that on the copper nickel separation right now we’re pulling at about 30% of the copper and therefore putting more nickel through the smelter at INCO and Sudbury. We think we can go as high as 70% and perhaps higher. That would yield more nickel production and more value, but we’re not putting out a number.

The second one, and Mark Cutifani is on the line, we believe that when you put companies together like this up in Sudbury, there are going to be productivity improvements. And most people when they do this, they assume productivity improvement. The only productivity improvements we’re assuming in our numbers today are those where you get more output of metals per person up in the operation. We’re not assuming efficiency productivity improvements, but Mark Cutifani will tell you we believe we’re going to get them. That’s more value.

The third one is when we that we sighted up — when we took people to Sudbury that up in the north range by putting the two mining operations together and getting for example more ventilations out of the areas where INCO would not be able to mine because we didn’t have adequate ventilation,

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but by combining with Falconbridge where they do have adequate ventilation and perhaps some hoisting capacity, we can take the areas in that area and produce nickel from them today where apart we might not produce for five to ten years. More nickel production as a result of that. We believe there are other areas in the Sudbury basin where we can do the same thing.

Those are the three areas that would be valued in addition to the $550 million that I just spoke tot you about. There is no whisper number out there, because our obligation is if we’ve got something to say, we disclose it. We disclose it publicly. But there are those areas there which we have not quantified, which I believe and I’m sure Mark Cutifani believes and Derek Pannell believes that we could get more value.

Mark, would you want to comment on that? I guess Mark is not longer on the call.

Ron Meyers:	Okay. I’m — I mean I don’t mean to be unduly harsh, but in a — what I’m hearing here, the overall object is, you know, with the wind in our sails, with the strong nickel market that we expect and with the following ten facts that we expect and if and if and if and if, and (unintelligible) just saying, you know what, we’ll pay you cash. Okay, if you think it’s worth more, they’ll tender. But there is — there are no assumptions.

Scott Hand:	All I can do is put out the facts and that’s what we’re doing.

Ron Meyers:	I hear you.

Scott Hand:	And we’ll let the shareholders decide.

Ron Meyers:	Thank you.

Scott Hand:	Thank you.

Operator:	Sir, we have no further questions at this time.

Scott Hand:	Well thank you very much. It is unusual for us to have a conference call in advance of our July results but we thought as I stated in the start of the call, it’s really important that we get the fats out there for the INCO shareholders to decide and for the Falconbridge shareholders to decide. And that’ the reason we are doing this, because these are important times. Important decisions will be made. We just want to make sure to the extent that it’s relevant, and we think that it is, that the strong operations and the strong market that we’re operating in is relevant, very relevant when you’re assessing the value as we go forward in the next month or so.

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So thank you very much.

Operator:	Ladies and gentlemen that does conclude the conference call for today. We thank you for your participation and we ask that you please disconnect your line.
END

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Forward-Looking Statements
This presentation contains “forward-looking statements” and “forward-looking information” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 that are based on expectations, estimates and projections as of the date of the presentation. These statements include, among others, statements concerning our beliefs, forecasts, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, any material deviation from the material assumptions identified below, as well as the risks and factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company’s other public filings.
Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.
Material Assumptions
These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) continued ramp-up of construction activities at Goro on a basis consistent with Inco’s current expectations; (3) there being no significant asset impairments for the remainder of 2006; (4) no redemption of convertible debt or LYONs for cash taking place for the remainder of 2006; (5) enactment of the announced 2006 Canadian federal budget measures affecting future income tax rates; (6) that the exchange rate between the Canadian dollar and the U.S. dollar will be approximately consistent with current levels; (7) certain commodity price assumptions for nickel, copper and other products produced by Inco; (8) production rates at PT International Nickel Indonesia Tbd (PT Inco) being consistent with the press release dated May 29, 2006 relating to a transformer fire; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) continued effectiveness of the Company’s current hedging program for metal and currency prices; (11) assumptions as to the continued capitalization of transaction costs associated with our pending acquisition of Falconbridge; (12) productivity results for the balance of the second quarter of 2006 as well as the balance of 2006; (13) the accuracy of Inco’s current ore reserve and mineral resource estimates; (14) the accuracy of the level of estimated average annual pre-tax run-rate operating and corporate synergies to be

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realized in respect of a combination of Inco and Falconbridge, as well as the net present value on an after-tax basis of those synergies; (15) global nickel demand growth rates of 6% between 2006 and 2010, and that no significant new announcements are made regarding an increase in the supply of nickel over the same period; (16) that there are no significant stockpiles of nickel or stainless steel scrap that are not already public knowledge; (17) that the Chinese per capita demand for nickel will grow to 9 kilograms per capita per year by 2009, consistent with Japan, Korea and Taiwan at equivalent phases of their historical industrialization; (18) that stainless steel inventories will continue to be low throughout 2006, with continued strong demand from stainless steel mills in China and elsewhere; (19) that 3 million tonnes of new Chinese stainless steel capacity will start up in the second half of 2006; (20) that global industrial production in the G7 countries plus Asia will remain above the long-term average through 2010 and industrial production growth in China will remain at 10-15% through 2010; and (21) no new technological or metallurgical developments in stainless steel, superalloys or plating which result in the substitution of nickel by other materials. Some of the material assumptions made by Inco involve confidential or particularly sensitive information and, accordingly, Inco does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTOR’S CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS IF ANY, WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

INCO LIMITED
06-22-06/8:30 am ET

In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 “Standards of Disclosure for Mining Projects”, Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco’s ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco’s 2005 Annual Report to Inco Shareholders and in the notes Inco’s Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modeling and other procedures in the mining industry.
Cautionary note to U.S. and other investors — This document uses the terms ‘‘measured’’, ‘‘indicated’’ and ‘‘inferred mineral resources’’. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ‘‘Inferred mineral resources’’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.